Venerable Insurance and Annuity Company
and its Separate Account B
SmartDesign Advantage

May 1, 2025, Notice Document

This notice document describes SmartDesign Advantage, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since April 29, 2011, and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract; and

•	Fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The full SmartDesign Advantage prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789776&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document. Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the SmartDesign Advantage variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The payout phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit	The amount paid to your designated beneficiaries upon your death. The Contract has a standard Death Benefit and optional enhanced Death Benefits.
Fixed Interest Options

Investment options that earn a stated amount of interest for a specified period of time (until its maturity date). A withdrawal from a Fixed Interest Option more than 30 days before its maturity date may be subject to Market Value Adjustment.

Funds	The underlying mutual funds in which the Subaccounts invest.
Market Value Adjustment	An adjustment to the Contract Value for transfers or withdrawals from a Fixed Interest Option more than 30 days from its maturity date. The adjustment may be positive, negative or have no effect.
Optional Benefits	Various features and benefits that you were able to choose to add to your Contract, typically when you applied for the Contract and for an additional cost.
Separate Account

Separate Account B, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or its underlying investment options since the date of your most recent prospectus, as subsequently supplemented.

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals

If you withdraw money from or surrender the Contract within three (3) years following a premium payment, you may be assessed a surrender charge. The surrender charge is generally a percentage of the premium withdrawn or surrendered, and the maximum surrender charge is 6% of each premium payment. For example, if you make an early withdrawal, you could pay a surrender charge of up to $6,000 on a $100,000 premium payment.  See  “Surrender Charge” in the full prospectus, as supplemented, for more information.

Transaction Charges

In addition to surrender charges, there may be an additional charge if:

•

You transfer Contract Value between Subaccounts;

•

You request that withdrawal proceeds be mailed for overnight delivery; or

•

State or local premium taxes become due.

See  “Charges Deducted from the Contract Value” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)

Minimum and Maximum Annual Fee Table. The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the options you choose. Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)	1.60%[1]	1.96%[1]
	Investment options (Fund fees and expenses)	0.40%[2]	1.79%[2]
	Optional Benefits available for an additional charge (for one optional benefit, if elected)	0.35%[3]	1.00%[3]
See “Charges Deducted from the Subaccounts” and “Optional Rider Charges” in the full prospectus, as supplemented, for more information.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $1,750	Highest Annual Cost: $4,221

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Least expensive Contract class and Fund fees and expenses;

•

No Optional Benefits;

•

No sales charges; and

•

No additional purchase payments, transfers, or withdrawals.

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Most expensive Contract class and combination of Optional Benefits and Fund fees and expenses;

•

No sales charges; and

•

No additional purchase payments, transfers, or withdrawals.

1	As a percentage of Account Value in each Subaccount. This fee includes the Mortality and Expense Risk Charge, the Annual Asset Based Administrative Charge as described in the Contract and in prior prospectuses and the annual dollar based Administrative Charge converted into an annual percentage. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. The annual dollar based Administrative Charge is waived if your total premium payments are $50,000 or more or if your Contract Value at the end of a Contract Year is $50,000 or more. The minimum amount reflects this waiver, while the maximum amount does not. Your Contract class depends on when you purchased your Contract. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.
2	As a percentage of Fund assets.
3	As a percentage of Contract Value or Benefit Base depending on the optional benefit elected. Refer to your Contract schedule pages for the fees and charges that apply to the Optional Benefits you have elected.

RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment

The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Surrender charges apply for up to three years after each premium payment. They will reduce the value of your Contract if you withdraw money from or surrender your Contract during that time. A Market Value Adjustment may also apply for withdrawals or surrenders from the Fixed Interest Options before the end of its guaranteed interest period. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Risks Associated with the Investment Options

An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund and Fixed Interest Option has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

The Funds you choose may impact the benefits under the Optional Benefits you chose. See “LIVING BENEFIT RIDERS in the full prospectus, as supplemented, for more information.

Insurance Company Risks

Any obligations, guarantees, and benefits of the Contract, including those related to any Fixed Interest Option, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Cyber-Security Risks.

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

RESTRICTIONS
Investment Options

There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Contract Year. See “Charges Deducted from the Contract Value” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. Additionally, we may restrict or limit the Guaranteed Interest Periods that are available under the Fixed Interest Options. See “Addition, Deletion or Substitution of Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “TRANSFERS AMONG YOUR INVESTMENTS-Excessive Trading Policy” in the full prospectus, as supplemented, for more information.

Optional Benefits

We may restrict or limit amounts that may be allocated to certain Funds. Additionally, for many Optional Benefits we categorize Funds according to volatility, and investment in Funds outside of certain categories can have a negative impact those Optional Benefits. We may change a category into which a Fund is placed in the future. See “LIVING BENEFIT RIDERS” in the full prospectus, as supplemented, for more information.

A withdrawal may terminate or reduce the value of an optional living or death benefit by more than the amount of the withdrawal because withdrawals can reduce a benefit on a proportional basis. A proportional reduction is based on the change in Contract Value resulting from the withdrawal, not the amount withdrawn.  See “LIVING BENEFIT RIDERS” and “DEATH BENEFIT CHOICES” in the full prospectus, as supplemented, for more information.

Once elected, an Optional Benefit generally cannot be cancelled separately from the Contract. None of the Optional Benefits are currently available for election. See “DEATH BENEFIT CHOICES” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789776&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. The Funds you choose may impact the benefits under the Optional Benefits you chose. See “LIVING BENEFIT RIDERS” in the full prospectus, as supplemented, for more information.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund Investment Adviser: BlackRock Advisors, LLC Subadviser: Blackrock (Singapore) Limited and Blackrock International Limited	Class III 1.02%[1]	8.93%	5.72%	5.32%
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	Class S 1.44%[1]	1.92%	-0.77%	3.70%
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	Class S 1.21%[1]	8.67%	7.43%	9.87%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks to earn a high level of current income with a secondary goal of seeking capital appreciation.	Venerable High Yield Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	Class V 0.72%[1]	—	—	—
Seeks to replicate the performance of a benchmark index that measures the investment return of large capitalization stocks as closely as possible before the deduction of Fund expenses.	Venerable Large Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	Class V 0.51%[1]	—	—	—
Seeks, over the long-term, total investment return consistent with the preservation of capital.	Venerable Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	Class V 0.89%[1]	—	—	—
Seeks to maximize total return while investing to obtain the average duration specified in the Fund’s prospectus.	Venerable Strategic Bond Fund Investment Adviser: Venerable Investment Advisers, LLC Subadviser: Franklin Advisers, Inc.	Class V 0.80%[1]	—	—	—
Seeks to provide long term capital growth.	Venerable US Large Cap Strategic Equity Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC Non-Discretionary Sub-Advisers: Clearbridge Investments, LLC and Brandywine Global Investment Management, LLC	Class V 0.86%[1]	—	—	—
Seeks to maximize income while maintaining prospects for capital appreciation.	Voya Balanced Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	Class S 0.86%[1]	12.79%	3.97%	5.03%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	Class S 0.85%[1]	12.68%	6.29%	6.66%
Seeks capital appreciation.	Voya Global Insights Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 1.01%[1]	8.95%	7.52%	8.74%
Seeks total return.	Voya Global Perspectives® Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	Class ADV 1.09%[1]	6.90%	3.49%	4.30%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.53%	4.77%	2.19%	1.46%
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.	Voya Inflation Protected Bond Plus Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co, LLC	Class S 0.84%[1]	1.86%	1.45%	1.63%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	Class S 1.00%	7.09%	4.31%	3.84%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class ADV 0.94%[1]	2.61%	3.88%	4.43%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderately Aggressive Portfolio.	Voya Retirement Aggressive Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds. (Before May1, 2025, this fund was known as the Voya Retirement Growth Portfolio.)	Class ADV 1.02%[1]	14.55%	8.09%	7.37%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.	Voya Retirement Conservative Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	Class ADV 0.87%[1]	5.67%	2.69%	3.51%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Moderate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	Class ADV 0.95%[1]	7.81%	4.58%	4.94%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Aggressive Portfolio.	Voya Retirement Moderately Aggressive Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds. (Before May 1, 2025, this fund was known as the Voya Retirement Moderate Growth Portfolio.)	Class ADV 0.98%[1]	12.32%	6.93%	6.59%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.65%[1]	21.28%	10.72%	10.81%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	Voya RussellTM Mid Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.65%[1]	14.55%	9.23%	8.94%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya RussellTM Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.68%[1]	10.82%	6.78%	7.24%
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	Voya Small Company Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Sub-Sub-Adviser: Voya Investment Management (UK) Limited	Class S 1.11%[1]	10.34%	6.72%	7.15%
Seeks to provide capital growth through a diversified asset allocation strategy.	Voya Solution Moderately Aggressive Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	Class S 1.00%	14.82%	8.08%	7.37%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.61%[1]	0.65%	-0.87%	0.77%

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value. Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks long-term capital appreciation.	Columbia Variable Portfolio – Small Cap Value Fund Investment Adviser: Columbia Management Investment Advisers, LLC	Class 2 1.13%[1]	8.67%	10.98%	8.98%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index®.	ProFund VP Europe 30 Investment Adviser: ProFund Advisors LLC	1.68%[1]	4.35%	5.03%	4.05%
Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times the inverse(-1.25x) of the daily performance of the most recently issued 30-year U.S. Treasury Bond.	ProFund VP Rising Rates Opportunity Investment Adviser: ProFund Advisors LLC	1.66%	19.00%	7.05%	-0.06%
Seeks high total return consisting of capital appreciation and current income.	VY® CBRE Global Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	Class S 1.15%[1]	0.12%	1.41%	2.90%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	Class S 1.00%[1]	4.30%	4.24%	5.10%
Seeks long-term growth of capital.	VY® Columbia Small Cap Value II Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	Class S 1.17%[1]	11.27%	9.91%	7.76%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(AS OF 12/31/2024)
			1 year	5 year	10 year
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	Class S 1.10%[1]	14.04%	8.39%	7.68%
Seeks capital appreciation.	Voya Global Insights Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	CLASS I 0.76%[1]	9.31%	7.80%	9.02%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.85%[1]	14.92%	9.65%	8.42%
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.85%[1]	8.39%	8.11%	7.74%
Seeks investment results (before fees and expenses) that correspond to the total return(which includes capital appreciation and income) of awidely accepted international index	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 0.70%[1]	2.72%	4.12%	4.68%
Seeks investment results (before fees and expenses) that correspond to the total return(which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTMLarge Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class I 0.36%[1]	26.95%	15.31%	13.63%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Class S 1.18%[1]	18.59%	7.63%	7.24%

Notice of Upcoming Fund Additions

Subaccounts that invest in the following Funds are not currently available, but will be added to your Contract and available for new premiums and transfers of Contract Value beginning on a date subsequently communicated to you in a separate supplement to your Prospectus/Notice.   Because each of these Funds is new, no performance information is available.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.84%
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	(Class V) 0.61%[1]
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.85%
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.85%
Seeks to provide long term capital growth.

Venerable Emerging Markets Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Advisers: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, Sands Capital Management, LLC

(Class V) 1.44%[1]
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.71%[1]
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.65%[1]

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.84%
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.70%[1]
Seeks to provide long term capital growth.	Venerable US Small Cap Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	(Class V) 0.85%[1]
Seeks high long term capital appreciation.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub -Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 1.01%[1]
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.86%[1]
Seeks to provide long term capital growth

Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Sanders Capital, LLC, Wellington Management Company LLP

(Class V) 0.85%[1]
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 1.02%[1]

APPENDIX B – FIXED ACCOUNT II

Fixed Account II (“Fixed Account”) is an optional Fixed Interest Option offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account within the Company’s general account, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Option(s)). We will credit your Fixed Interest Option(s) with a fixed rate of interest. We currently offer Fixed Interest Options with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Options, which are six-month and one-year Fixed Interest Options available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all Contracts or in all states and the rates for a given guaranteed interest period may vary among Contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by the Company, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Option more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your Contract Value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract.

For Contracts sold in some states, not all Fixed Interest Options are available. You have a right to return your Contract for a refund as described in the full Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your Contract Value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the full Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Option for the guaranteed interest period you select. We will credit your Fixed Interest Option with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Option before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your Contract Value in the Fixed Account is the sum of your Fixed Interest Options and the interest credited as adjusted for any withdrawals, transfers, or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Option will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract Value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer, or annuitize your investment in a Fixed Interest Option more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer, or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Option will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

Transfers from a Fixed Interest Option

You may transfer your Contract Value in a Fixed Interest Option to one or more new Fixed Interest Options with new guaranteed interest periods or to any of the Subaccounts of the Separate Account as described in the full Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Option is $100. Transfers from a Fixed Interest Option may be subject to a Market Value Adjustment. If you have a special Fixed Interest Option that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract Value in such Fixed Interest Option to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Options during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Option

During the accumulation phase, you may withdraw a portion of your Contract Value in any Fixed Interest Option. You may make systematic withdrawals of only the interest earned during the prior month, quarter, or year, depending on the frequency chosen, from a Fixed Interest Option under our systematic withdrawal option. A withdrawal from a Fixed Interest Option may be subject to a Market Value Adjustment  and a Contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% additional tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Options during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase, or have no effect on your Contract Value. We will apply a Market Value Adjustment:

•	Whenever you withdraw or transfer money from a Fixed Interest Option (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and

•	If on the Annuity Start Date a guaranteed interest period for any Fixed Interest Option does not end on or within 30 days of the Annuity Start Date.

A Market Value Adjustment may be positive, negative, or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract Value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract Value. In the event of a full surrender, transfer, or annuitization from a Fixed Interest Option, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred, or annuitized. In the event of a partial withdrawal, transfer, or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred, or annuitized (hereinafter referred to as a “Withdrawal”) in order to provide the amount requested.

Effective February 13, 2018 (the “Effective Date”), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following “Floor Guarantee”:

•	100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate (“GMIR”) applicable to the Fixed Account and (ii) 1.5%; minus

•	The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); minus

•	Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Option will be considered separately, meaning that amounts allocated to the Fixed Account at different points in time, and earning different rates of interest for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Option.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%. As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Options

On the Contract Date, the Contract Value in any Fixed Interest Option in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Option. On each business day after the Contract Date, we calculate the amount of Contract Value in each Fixed Interest Option as follows:

(1)	We take the Contract Value in the Fixed Interest Option at the end of the preceding business day;

(2)	We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day;

(3)	We add (1) and (2);

(4)	We subtract from (3) any transfers from that Fixed Interest Option; and

(5)	We subtract from (4) any withdrawals, and then subtract any Contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Option. The Contract Value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included below at the end of this Appendix.

Cash Surrender Value

The Cash Surrender Value is the amount you receive when you surrender the Contract. The Cash Surrender Value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Options, any Market Value Adjustment, and any surrender charge. We guarantee the Cash Surrender Value of amounts allocated to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the Cash Surrender Value as follows: we start with your Contract Value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual Contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Options

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Options or Fund Subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to Subaccounts each month, more units of a Subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each Contract Year.

Transfers from a Fixed Interest Option under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional Fixed Interest Options to the dollar cost averaging program or withdraw any Fixed Interest Option from the dollar cost averaging program, or otherwise modify, suspend, or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Option for up to six months.

Market Value Adjustment Examples with Application of the Floor Guarantee

The following examples show the application of the Floor Guarantee in relation to any negative MVA on Withdrawals from the Fixed Account.

Assumptions used for Examples #1 and #2:

•	On May 15, 2000, $200,000 is invested in the Fixed Account with a guaranteed interest period of 10 years;

•	On the Maturity Date, the full amount invested in the Fixed Account is renewed into another 10 year guaranteed interest period;

•	A Withdrawal request is made on March 30, 2018, when the Fixed Account value is $350,000;

•	No prior Withdrawals affecting the Fixed Account have been taken;

•	A 3% GMIR applies to the Fixed Account under the Contract;

•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and

•	Any applicable surrender charges are not applied.

Example #1: Full Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Fixed Account value after the MVA (without the Floor Guarantee).

In this example, the Fixed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.

Step 2: Calculate the Floor Guarantee.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee on the date of the Withdrawal as a result of this calculation equals $339,330.

Step 3: Compare the result from Step 1 (the Fixed Account value after the MVA) to the result from Step 2 (the Floor Guarantee).

The amount paid will be the greater of:

•	The calculated Fixed Account value after application of the MVA; and

•	The Floor Guarantee.

Consequently, in this example the amount paid as a result of the full Withdrawal request is the Floor Guarantee amount of $339,330. The Floor Guarantee limits the amount of the MVA actually assessed, which is effectively -3.05% (the “Effective MVA”) instead of the normal -10%.

The Effective MVA may limit the MVA calculated under the Contract to ensure that upon full Withdrawal the net proceeds do not fall below the Floor Guarantee. The Effective MVA is calculated as follows [Floor Guarantee ÷ Fixed Account value]-1. Therefore, in this example the Effective MVA calculation is [$339,330 ÷ $350,000] – 1 = -3.05%.

Example #2: $100,000 Partial Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken (see Example #1).

In this example, the Fixed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). As a result of this calculation, the Floor Guarantee on the date of the Withdrawal equals $339,330.

Because the Floor Guarantee ($339,330) exceeds the Fixed Account value after application of the negative MVA, but does not exceed the total Fixed Account value immediately prior to the Withdrawal, the Fixed Account value ($350,000) is adjusted to equal the amount of the Floor Guarantee. In this example, the Fixed Account value is reduced by -3.05%, which is the Effective MVA actually assessed instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Fixed Account value equal to the amount requested plus the amount needed to cover the Effective MVA of -3.05%. The total amount withdrawn is calculated as we normally do, except that the Effective MVA percentage is used: [Withdrawal amount requested] ÷ [1 + (Effective MVA%)]. Therefore, in this example the total amount withdrawn is: [$100,000] ÷ [1 + (-3.05%)] = $103,145.

Step 3: Calculate the new Fixed Account value after the partial Withdrawal and the Effective MVA.

In this example, the Fixed Account value ($350,000) after the $100,000 partial Withdrawal and application of the -3.05% Effective MVA (-$3,145) equals $246,855.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee immediately prior to the Withdrawal as a result of this calculation equals $339,330. This amount is reduced by the $100,000 partial Withdrawal (without taking into account the negative Effective MVA), and the Floor Guarantee after the partial Withdrawal equals $239,330.

Assumptions used for Example #3:

•	On May 15, 2000, $200,000 is invested in the Fixed Account with a guaranteed interest period of 10 years;

•	On the Maturity Date, a partial Withdrawal of $90,000 is taken;

•	The full amount invested in the Fixed Account less the aforementioned $90,000 Withdrawal is renewed into another 10 year guaranteed interest period;

•	A $100,000 partial Withdrawal request is made on March 30, 2018, when the Fixed Account value is $150,000;

•	A 0% GMIR applies to the Fixed Account under the Contract;

•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and

•	Any applicable surrender charges are not applied.

Example #3: Partial Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken.

In this example, the Fixed Account value on the date of the second Withdrawal ($150,000) after application of the -10% MVA (-$15,000) equals $135,000.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 1.5% interest annually (because the GMIR under the Contract is less than 1.5%). On May 15, 2010, the Floor Guarantee is equal to $232,127. On this date, $90,000 is withdrawn and the new Floor Guarantee is $142,127, which will continue to accrue 1.5% interest annually. As a result of this calculation, the Floor Guarantee on the date of the second Withdrawal equals $159,818.

Because the Floor Guarantee ($159,818) exceeds the Fixed Account value after application of the negative MVA and also exceeds the Fixed Account value immediately prior to the Withdrawal, the Fixed Account value is reset to equal the amount of the Floor Guarantee (here, $159,818). Because the Floor Guarantee and Fixed Account value are equal, the Effective MVA actually assessed is 0% instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Fixed Account value equal to the amount requested ($100,000). No negative MVA is assessed because the Effective MVA is 0%.

Step 3: Calculate the new Fixed Account value after the partial Withdrawal and the Effective MVA.

In this example, the Fixed Account value ($159,818) after the $100,000 partial Withdrawal equals $59,818.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

Based on the calculation above, the Floor Guarantee immediately prior to the Withdrawal equals $159,818. When this amount is reduced by the $100,000 partial Withdrawal, the Floor Guarantee is the same as the Fixed Account value after the partial Withdrawal and application of the 0% Effective MVA, $59,818.

APPENDIX C – FIXED INTEREST DIVISION

A Fixed Interest Division option is available through certain group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940. Except in a few states, the Fixed Interest Division is closed to new investments.

Where available, interests in the Fixed Interest Division are offered through an Offering Brochure, which has more complete information. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division. The Fixed Interest Division is different from the Fixed Account, which is described in Appendix B and which may not be available in your state. If you are unsure whether the Fixed Interest Division is available in your state, please contact Customer Service at (800)-366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full SmartDesign Advantage prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789776&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

SmartDesign Advantage, Contract I.D. C00002510	May 1, 2025